EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Six months ended September 30,
(Dollars in millions)	2010	2009	2010	2009
Consolidated income before provision for income taxes	$434	$509	$1,361	$793
Fixed charges:
Interest1	$593	$618	$1,084	$1,117
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	4	4
Total fixed charges	$595	$620	$1,088	$1,121
Earnings available for fixed charges	$1,029	$1,129	$2,449	$1,914
Ratio of earnings to fixed charges	1.73	1.82	2.25	1.71

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
   Operations, Interest Expense.”